1900 K Street, N.W.
Washington, DC 20006
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

Thomas J. Friedmann

thomas.friedmann@dechert.com
+1 202 261 3313 Direct
+1 202 261 3333 Fax

April 9, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Vincent Di Stefano

Re:	Horizon Technology Finance Corporation
Application for Withdrawal of Post-Effective Amendment No. 5 to the Registration Statement on Form N-2
File Numbers 333-178516 and 814-00802

Ladies and Gentlemen:

On behalf of Horizon Technology Finance Corporation (the “Corporation”), and pursuant to Rule 477 under the Securities Act of 1933, as amended, we hereby request that Post-Effective Amendment No. 5 (“Post-Effective Amendment No. 5”) to the Corporation’s Registration Statement on Form N-2 be withdrawn, with such withdrawal to be effective as of the date hereof.

Post-Effective Amendment No. 5 was incorrectly filed on EDGAR on April 4, 2013 as a pre-effective amendment instead of a post-effective amendment. The Corporation requests the withdrawal of Post-Effective Amendment No. 5 so that it may be re-filed using the correct EDGAR code. No securities were sold in connection with Post-Effective Amendment No. 5.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3313 (or by facsimile at 202.261.3333). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

Cc:     John C. Bombara, Horizon Technology Finance Corporation